NO ACT



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

PE
11-30-07

DIVISION OF
CORPORATION FINANCE



07085529

December 12, 2007


RECD S.E.C.
DEC 1 2 2007
1086

Anthony R. Augliera
Senior Vice President and
Deputy General Counsel
Legal Division
NCO630
Wachovia Corporation
One Wachovia Center
301 South College Street
Charlotte, NC 28288

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 12/12/2007

Re: Wachovia Corporation
Incoming letter dated November 30, 2007

Dear Mr. Augliera:

This is in response to your letter dated November 30, 2007 concerning the shareholder proposal submitted to Wachovia by W. Spencer Connerat III. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
DEC 1 4 2007
THOMSON
FINANCIAL

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: W. Spencer Connerat III
13584 Feather Sound Cir. W. Apt. #2009
Clearwater, FL 33762-5559

Wachovia Corporation
Legal Division
NC0630
One Wachovia Center
301 South College Street
Charlotte, NC 28288

Tel 704 374-6611

Anthony Augliera
Senior Vice President and
Deputy General Counsel
Direct Dial: 704 383-4901
Fax: 704 715-4494
anthony.augliera@wachovia.com



WACHOVIA

1934 Act/Rule 14a-8

November 30, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Wachovia Corporation - Omission of Shareholder Proposal Submitted by W. Spencer Connerat, III

Ladies and Gentlemen:

Wachovia Corporation, a North Carolina corporation ("Wachovia"), hereby notifies the Securities and Exchange Commission (the "Commission") of its intent to omit a shareholder proposal from its proxy statement and form of proxy for Wachovia's 2008 Annual Meeting of Shareholders (the "2008 Proxy Materials"), pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, and, in connection therewith, respectfully requests the staff of the Division of Corporation Finance (the "Staff") to indicate that it will not recommend any enforcement action to the Commission.

The Proposal

Mr. W. Spencer Connerat, III (the "Proponent") has submitted a proposal (the "Proposal") for inclusion in Wachovia's 2008 Proxy Materials. The Proposal, including its supporting statement and the Proponent's cover letter, is attached as Exhibit A. The Proposal provides that "Wachovia should diligently add to existing shares of Charlottesville Parking Center, Inc., also known as CPC, a Virginia corporation, until a majority stake of outstanding shares of the same is attained."

Summary of Wachovia's Position

As set forth more fully below, Wachovia believes that it may properly omit the Proposal from its 2008 Proxy Materials pursuant to Rule 14a-8(b)(1) and Rule 14a-8(f) because at the time the Proponent submitted the Proposal, the Proponent did not own for one year at least $2,000 in market value, or 1%, of Wachovia's securities entitled to be voted on the Proposal at Wachovia's 2008 Annual Meeting of Shareholders (the "Meeting").

Rule 14a-8(b)(1) – Eligibility to Submit a Proposal; Requisite Ownership and Holding Period.

Rule 14a-8(b)(1) provides that in order for the Proponent to be eligible to submit a shareholder proposal at the Meeting, the Proponent must have continuously held at least $2,000 in market value, or 1%, of Wachovia's securities entitled to be voted on the shareholder proposal at the Meeting for at least one year by the date the Proponent submitted the shareholder proposal, and the Proponent must continue to hold those securities through the date of the Meeting. According to Staff Legal Bulletin No. 14 "Shareholder Proposals", dated July 13, 2001 ("SLB 14"), for companies, such as Wachovia, with securities traded on the New York Stock Exchange, for purposes of determining whether a shareholder satisfies the $2,000 threshold and is eligible to submit a proposal, the market value of the shareholder's securities is determined by multiplying the number of securities owned by the shareholder for the one-year period by the highest selling price during the 60 calendar days before the shareholder submitted the shareholder proposal. As described below, the Proponent does not satisfy the foregoing securities ownership requirements of Rule 14a-8(b)(1) and, therefore, is not eligible to submit the Proposal pursuant to Rule 14a-8(b)(1).

On October 8, 2007, Wachovia received the Proponent's Proposal. In the preamble to the Proposal, the Proponent stated that he is "an owner of 4 shares of Wachovia common stock." Upon receipt of the Proposal, Wachovia separately confirmed with its shareholder records and its transfer agent, American Stock Transfer & Trust Company, that as of October 8, 2007, the Proponent owned in registered form 4.026 shares of Wachovia's common stock in Wachovia's Dividend Reinvestment and Stock Purchase Plan ("DRIP"), which permits fractional share ownership, and that the Proponent was not the holder of record of any other shares of Wachovia's common stock[1]. Wachovia's records indicate that the Proponent has held the approximately 4 shares of Wachovia's common stock for over one year. During the 60 calendar days preceding October 8, 2007, the date of submission of the Proposal, the highest selling price of Wachovia's common stock on the New York Stock Exchange was $53.10, which occurred on September 19, 2007 (please note that at no time during the one year period before the date the Proponent submitted the Proposal did the market value of the Proponent's 4.026 shares of Wachovia's common stock equal or exceed $2,000 in market value). Therefore, the maximum market value of the Proponent's 4.026 shares of Wachovia's common stock was $213.78, which is less than the $2,000 requirement. In addition, there were in excess of 1 billion shares of Wachovia's common stock outstanding at all times during the one year period preceding the submission of the Proposal. Thus, the Proponent's 4.026 shares of Wachovia's common stock represents significantly less than 1% of Wachovia's outstanding shares of common stock. Accordingly, Wachovia believes that the Proposal may be properly omitted from its 2008 Proxy Materials pursuant to Rule 14a-8(b)(1) because the Proponent did not continuously hold at least $2,000 in market value, or 1%, of Wachovia's outstanding securities entitled to be voted on the Proposal at the Meeting for at least one year by the date the Proponent submitted the Proposal.

[1] As noted below, Wachovia also confirmed that the Proponent did not hold any additional shares of Wachovia common stock that were not registered in the Proponent's name.

Rule 14a-8(f) – No Requirement to Notify Proponent of Deficiency Where the Deficiency Cannot Be Remedied

Rule 14a-8(f) and the Commission have made it clear that under Rule 14a-8(f) a company need not provide a shareholder of notice of an eligibility deficiency if the deficiency cannot be remedied. SLB 14, Part C, Question 6(c) provides that failure of the shareholder to own at least $2,000 in market value, or 1%, of the company's securities is a defect that cannot be remedied and, therefore, the company is not required to notify a shareholder of that eligibility defect. In this case, as noted above, the Proponent indicated that he did not own at least $2,000 in market value, or 1%, of Wachovia's common stock by stating that he owned 4 shares of Wachovia's common stock, and this ownership defect cannot be remedied. Accordingly, Wachovia was not required to provide the Proponent with notice of the Proposal's deficiency under Rule 14a-8(f). Nevertheless, although Wachovia was not required to provide the Proponent with notice of his eligibility defect, as a courtesy Wachovia informed the Proponent on October 19, 2007 of the ownership eligibility defect and inquired whether the Proponent held any additional shares of Wachovia's common stock other than the approximately 4 shares specified in the Proposal and in Wachovia's stockholder records. In Wachovia's letter, which was delivered to the Proponent within 14 calendar days of receiving the Proposal, Wachovia notified the Proponent that the Proponent had 14 calendar days from receiving Wachovia's letter to demonstrate that the Proponent satisfied the eligibility requirements of Rule 14a-8(b). In addition, Wachovia provided a copy of Rule 14a-8 with its letter. A copy of Wachovia's letter to the Proponent, dated October 18, 2007, as well as proof of delivery of the letter, is attached as Exhibit B. On or about November 2, 2007, Wachovia received a letter from the Proponent in response to its October 18 letter and in that letter the Proponent did not indicate, or provide documentary support, that the Proponent held any shares of Wachovia's common stock other than the approximately 4 shares of Wachovia's common stock held by the Proponent in Wachovia's DRIP or that the Proponent satisfied the minimum ownership requirements of Rule 14a-8(b)[2]. In fact, in the Proponent's letter, the Proponent acknowledged that he did not satisfy the eligibility requirements of Rule 14a-8(b) and that the Proposal is permitted to be excluded by stating "[i]n this case, the Act of 1934 allows for exclusion; it does not require it." A copy of the Proponent's letter, dated November 1, 2007, is attached as Exhibit C. In a subsequent conversation with the Proponent on November 13, 2007, the Proponent also confirmed that he owned only the 4.026 shares of Wachovia's common stock described above, which, as noted above, have a market value less than $2,000.

The Staff has consistently concluded that shareholder proposals may be properly omitted from a company's proxy materials pursuant to Rule 14a-8(b)(1) where the proponent failed to meet the minimum $2,000 in market value, or 1%, of the company's securities eligibility requirements. For example, in Seagate Technology (August 11, 2003), the Staff stated that a proposal may be excluded under Rule 14a-8(b) because at the time of submission the proponent did not own for one year 1% or $2,000 in market value of securities entitled to be voted at the meeting, as required by Rule 14a-8(b). In Seagate Technology, the shareholder indicated that he owned 100 shares of the company's stock, which had a market value of less than $2,000. See also Sabre Holdings Corporation (January 28, 2004) and KeySpan Corporation (March 2, 2006). Other recent cases where the Staff concluded that a proposal may be properly excluded under Rule 14a-

[2] In response to Wachovia's letter, the Proponent did indicate that he intended to keep all shares that he held through the date of the Meeting.

8(b) and Rule 14a-8(f) because the shareholder failed to provide documentary support indicating the satisfaction of the minimum ownership requirements of Rule 14a-8(b) include Sirius Satellite Radio, Inc. (March 19, 2007) and Nationwide Financial Services, Inc. (February 21, 2006).

In this case, the Proponent has not continuously held at least $2,000 in market value, or 1%, of Wachovia's securities entitled to be voted on the Proposal at the Meeting for at least one year by the date the Proponent submitted the Proposal. In addition, although not required, Wachovia provided the Proponent with the opportunity to demonstrate documentary support evidencing that the Proponent satisfied the minimum ownership requirements of Rule 14a-8(b), and the Proponent failed to supply such support. Accordingly, based on the foregoing, Wachovia believes that the Proposal may be omitted from its 2008 Proxy Materials pursuant to Rule 14a-8(b)(1) and Rule 14a-8(f) because the Proponent has not satisfied, and cannot timely satisfy, the eligibility requirements of Rule 14a-8(b).

Conclusion

For the reasons set forth above, Wachovia respectfully submits that it may properly omit the Proposal from its 2008 Proxy Materials and requests that the Staff indicate that it will not recommend enforcement action to the Commission if Wachovia omits such Proposal.

In accordance with Rule 14a-8(j), six copies of this letter, including Exhibits A, B and C, are enclosed, and a copy of this letter, including copies of such exhibits, is being sent to the Proponent.

Please acknowledge receipt of this letter by stamping the enclosed copy of the first page of the letter and returning it in the enclosed self-addressed, stamped envelope. If you have any questions regarding this request, please call the undersigned at (704) 383-4901.

Very truly yours,



Anthony R. Augliera
Senior Vice President and
Deputy General Counsel

cc: W. Spencer Connerat, III

Enclosures

Exhibit A

October 5, 2007

Ms. Pat Kietzman, VP
Wachovia Investor Relations
301 South College Street
Charlotte, NC 28288

Dear Pat:

I want to thank you for promptly handling my written request of September 17, 2007, in which I asked for a copy of our company's by-laws, and any additional guidance in the process of proposing business, for our next meeting.

Suffice it to say that you have provided that to me, and more. Thank you for responding to this stockholder in such a professional manner. I have owned stock since my Jefferson National Bank (OTC:JNBK) shares were converted...always believed (and still believe) that these new shares would serve me well.

My proposal for the 2008 Stockholders' Meeting is attached. I have tried to be clear, truthful, and simple in my prose. I trust the Board will find no fault therein.

Sincerely,



W. Spencer Connerat III – Stockholder, Wachovia Corporation
American Stock Transfer account # 3300249712

Exhibit A

PROPOSAL X: A STOCKHOLDER PROPOSAL REGARDING THE COMPANY'S EQUITY INTEREST IN CHARLOTTESVILLE PARKING CENTER, INC. (A VIRGINIA CORPORATION)

W. Spencer Connerat III, an owner of 4 shares of Wachovia common stock, dating to the company's stock acquisition of Jefferson Bankshares, Inc., has advised Wachovia that he intends to present the following proposal and supporting statement at the meeting. In accordance with applicable proxy regulations, the proposal and supporting statement, that are presented as received by Wachovia, and for which Wachovia and our board accept no responsibility, are set forth below.

"RESOLVED that Wachovia should diligently add to existing shares of Charlottesville Parking Center, Inc., also known as CPC, a Virginia corporation, until a majority stake of outstanding shares of the same is attained.

Charlottesville Parking Center, Inc. can trace its roots back to 1959, when downtown merchants pooled their resources to buy a parcel of land near Main Street. The C&O Railroad received close to $500,000 in the sale. Now, the one-acre lot which is used for parking is for sale, as is the entire company. The lot almost sold for $8,000,000 last year. This prime property near the pedestrian Downtown Mall is unique. The company also owns land under the roughly 1000-car parking deck situated nearby. The deck is associated with the Water Street Parking Condominium Association, which leases, under a 99-year lease. The revenues from the lot alone were approximately $300,000 last year, and that Water Street Lot is held without encumbrance, in fee simple, forever. In fact, the entire company is debt free, with approximately $3,000,000 of retained earnings. CPC also manages parking for the City of Charlottesville's Market Street Garage facility.

Wachovia became an owner in CPC about a decade ago, due to the acquisitions of two prominent Virginia banks, Jefferson National and Central Fidelity, which held sizeable blocks of stock in the parking enterprise. Wachovia is a substantial minority stockholder of CPC, and has been, for some time. This investment in profitable Virginia real estate is, clearly, in line with our corporate mission; otherwise, we would have liquidated the position long ago. The lot can be sold, or parking can continue to exist, generating revenue and potentially continuing to provide our many Wachovia employees in downtown Charlottesville with reliable parking.

I worked for Jefferson, at 123 E. Main Street – a building now called Wachovia Bank! I filed suit and won a judgment against CPC. I served as a dissident board member of CPC. This is my company, in more ways than one, and I am offering it to Wachovia, out of respect, and in confidence that we will use this gem wisely, and to our corporate favor.

Please ask yourself, 'How do I feel owning appreciating real estate that provides positive cash flow, helps employees and others, and has Monticello as a neighbor?' If you like that feeling, and you understand the mantra of real estate professionals, 'location, location, location,' than vote "FOR" this proposal. Give Wachovia's seasoned and trusted leaders a mandate, and let them take the baton from here. Thank you."

10/5/2007

1 of 10

Wachovia Corporation
Legal Division
NC0630
One Wachovia Center
301 South College Street
Charlotte, NC 28288

Tel 704 374-6611

Anthony Augliera
Senior Vice President and
Deputy General Counsel

Exhibit B



WACHOVIA

October 18, 2007

VIA OVERNIGHT MAIL

Mr. W. Spencer Connerat, III
13584 Feather Sound Cir. W. Apt. #2009
Clearwater, FL 33762-5559

Dear Mr. Connerat:

We have received your letter on October 8, 2007 regarding your request to submit a proposal at Wachovia Corporation's 2008 Annual Meeting of Shareholders relating to Charlottesville Parking Center, Inc. In order to properly consider your request, and in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, as amended ("Rule 14a-8"), we hereby inform you of certain eligibility and procedural defects in your proposal, as described below. For your convenience, I have included a copy of Rule 14a-8 with this letter.

As provided in Rule 14a-8(b)(1), in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of Wachovia's common stock entitled to be voted at the annual meeting for at least one year by the date you submitted the proposal. Your proposal and our shareholder records indicate that you own approximately 4 shares of Wachovia common stock with a market value that is less than $2,000. We recognize, however, that it is possible that you own additional shares of Wachovia common stock in "street name," in which case a broker, bank or other depository holds your shares of Wachovia common stock as the "record" holder of your shares of Wachovia common stock. If that is the case, and as provided by Rule 14a-8(b)(2) and Rule 14a-8(f), within 14 calendar days after receipt of this letter, please provide Wachovia with a written statement from the "record" holder of the shares of Wachovia common stock (a bank, broker or other depository) verifying that at the time you submitted your proposal, you continuously held at least $2,000 in market value, or 1%, of Wachovia's common stock, for at least one year. Please note that in determining the $2,000 threshold, you should look at whether, on any date within the 60 calendar days before the date of submitting your proposal, your shares were valued at $2,000 or greater, based on the highest selling price of Wachovia common stock during the 60 calendar days before submitting your proposal.

In addition, as set forth in Rule 14a-8(b)(2), you must also provide Wachovia with your written statement that you intend to continue holding the required number of shares of Wachovia common stock through the date of Wachovia's 2008 Annual Meeting of Shareholders, which is currently scheduled to be held on April 22, 2008. Accordingly, as required by Rule 14a-8(b)(2) and Rule 14a-8(f), within 14 calendar days after receipt of this letter, please provide Wachovia with your written statement that you intend to continue holding the required number of shares of Wachovia common stock (i.e. at least $2,000 in market value of Wachovia common stock held for at least one year by the date you submitted your proposal) through the date of Wachovia's 2008 Annual Meeting of Shareholders.

Please note that in asking you to provide such information Wachovia does not, however, relinquish its right to later object to including your proposal on related or different grounds pursuant to the requirements of Rule 14a-8.

As set forth in Rule 14a-8(f), your written statements must be postmarked, or transmitted electronically, no later than 14 calendar days from the date you received this letter. Please send your response, within the 14 calendar day time period set forth above, to my attention at the following address:

Wachovia Corporation
301 South College Street, 30th Floor
NC0630
Charlotte, North Carolina 28288-0630

You also may fax the required information to my attention at 704-715-4496. Thank you.

Sincerely,



Anthony R. Augliera
Senior Vice President and
Deputy General Counsel

Enclosure

cc: Pat Kietzman

of a current filing made with the Commission and furnished to the registrant, confirming such holder's beneficial ownership; and

(2) Provide the registrant with an affidavit, declaration, affirmation or other similar document provided for under applicable state law identifying the proposal or other corporate action that will be the subject of the security holder's solicitation or communication and attesting that:

(i) The security holder will not use the list information for any purpose other than to solicit security holders with respect to the same meeting or action by consent or authorization for which the registrant is soliciting or intends to solicit or to communicate with security holders with respect to a solicitation commenced by the registrant; and

(ii) The security holder will not disclose such information to any person other than a beneficial owner for whom the request was made and an employee or agent to the extent necessary to effectuate the communication or solicitation.

(d) The security holder shall not use the information furnished by the registrant pursuant to paragraph (a)(2)(ii) of this rule for any purpose other than to solicit security holders with respect to the same meeting or action by consent or authorization for which the registrant is soliciting or intends to solicit or to communicate with security holders with respect to a solicitation commenced by the registrant; or disclose such information to any person other than an employee, agent, or beneficial owner for whom a request was made to the extent necessary to effectuate the communication or solicitation. The security holder shall return the information provided pursuant to paragraph (a)(2)(ii) of this rule and shall not retain any copies thereof or of any information derived from such information after the termination of the solicitation.

(e) The security holder shall reimburse the reasonable expenses incurred by the registrant in performing the acts requested pursuant to paragraph (a) of this rule.

NOTES to 14a–7. 1. Reasonably prompt methods of distribution to security holders may be used instead of mailing. If an alternative distribution method is chosen, the costs of that method should be considered where necessary rather than the costs of mailing.

2. When providing the information required by Rule 14a–7(a)(1)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with Rule 14a–3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

Rule 14a–8. Shareholder Proposals

This rule addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this rule refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?*

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q or 10–QSB, or in shareholder reports of investment companies under Rule 30d–1 of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this rule?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the

company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a–8 and provide you with a copy under Question 10 below, Rule14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

(3) Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) Personal grievance: special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) Absence of power/authority: If the company would lack the power or authority to implement the proposal;

(7) Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

NOTE to paragraph (i)(9): A company's submission to the Commission under this rule should specify the points of conflict with the company's proposal.

(10) Substantially implemented: If the company has already substantially implemented the proposal;

(11) Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments? Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(*l*) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, 14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a–6.

Rule 14a–9. False or Misleading Statements

(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement



10 of 10

Track results detail

▸ Print this page

Tracking results detail for 24025764453

Tracking summary

Current Status	✓ **Shipment delivered.**
Delivered on	10/19/2007 10:59 am
Delivered to	Residence Door
Signed for by	**LD FD-13584 FSC E 2009**

Tracking history

Date and Time	Status	Location
10/19/2007 10:59 am	Shipment delivered.	Pinellas Park, FL
8:51 am	With delivery courier.	Pinellas Park, FL
8:14 am	Arrived at DHL facility.	Pinellas Park, FL
5:52 am	Depart Facility	Wilmington - Clinton Field, OH
12:44 am	Processed at DHL Location.	Wilmington - Clinton Field, OH
12:35 am	Transit through DHL facility	Wilmington - Clinton Field, OH
12:13 am	Depart Facility	Charlotte, NC
10/18/2007 9:15 pm	Processed at DHL Location.	Charlotte, NC
5:17 pm	Shipment picked up	Charlotte, NC

Ship From:
WACHOVIA NA 0198 1200307
Charlotte, NC 282881934
United States

Attention:
WACHOVIA NA 0198 1200307

Ship To:
MR. W. SPENCER CONNERAT,
Clearwater, FL 33762
United States

Attention:
MR. W. SPENCER CONNERAT,

Shipment Information:
Ship date: 10/18/2007
Pieces: 1
Total weight: 1 lb *
Ship Type: Letter
Shipment Reference:
Service: Express
Special Service:
Description: LETTER

Tracking detail provided by DHL: 10/19/2007, 9:00:58 am pt.

*** Note on weight:**
The weights displayed on this website are the weights provided when the shipment was created. Actual chargeable weights may be different and will be provided on invoice.

Exhibit C

November 1, 2007

Mr. Anthony Augliera
Senior Vice President and Deputy General Counsel
Wachovia Corporation
Legal Division
301 South College Street
Charlotte, NC 28288

Re: Duly proposed business for 2008

Mr. Augliera:

In response to your well-written letter to me, dated October 18, 2007, I am saving us both time, by clearly stating my points, without employing undue rhetoric. Regarding eligibility to present business, I am in agreement with your raising of the issue of Rule 14a-8, part of the 1934 Securities "People Act." As you well know, the spirit of the regulation was to prevent frivolous legal actions, based on de minimis share ownership of corporations. As you also know, from corporate record of my holdings, for almost a decade I have been a continuous owner of our stock via participation in Wachovia's Dividend Reinvestment and Stock Purchase Plan. According to my records, my most recent sale of Wachovia stock occurred on November 19, 2004. The point should be well-made that I am a loyal stockholder and owner of our company, and I respectfully request that Counsel allows my proposal to be listed in the 2008 proxy statement. In this case, the Act of 1934 allows for exclusion; it does not require it.

Secondly, I include the required Statement of Intent, as requested in your letter. Thirdly, to provide additional "good faith" disclosure, I hereby state that I am a former Director of, and remain a stockholder of, Charlottesville Parking Center, Inc. However, in monetary terms, my stake is too small to cause any concern regarding conflict of interest. I also am an employee of Regions Financial Corporation, an industry competitor, and a graduate of the University of Virginia.

Finally, I copy two esteemed members of our Board, on this correspondence, to make certain that at least one member of our Board of Directors is aware of the profit in Charlottesville. This may mean a small deal to some, but it means a great deal to the many Wachovia stakeholders there, and the Downtown Mall, where we own a building. Of course, the Board may follow my course of action with or without a stockholder vote.



W. Spencer Connerat III – Stockholder, Wachovia Corporation

cc) G. Kennedy Thompson, Chairman of the Board – Wachovia Corporation
John T. Casteen, III, President of the University of Virginia – Charlottesville

attachments//Statement of Intent/Proposal to acquire C.P.C., Inc. dtd. Oct. 5, 2007

Exhibit C

November 1, 2007

STATEMENT OF INTENT

(As required under Rule 14a-8 of the Securities Act of 1934)

I, W. Spencer Connerat III, hereby state that it is my intent to keep all shares of Wachovia Corporation which I hold, full and fractional, through the adjournment of the 2008 Annual Meeting of Shareholders of Wachovia Corporation.

In anticipation of a productive meeting, I remain



W. Spencer Connerat III – stockholder, Wachovia Corporation

COPY / ORIGINAL ON FILE AT WACHOVIA

Exhibit C

PROPOSAL X: A STOCKHOLDER PROPOSAL REGARDING THE COMPANY'S EQUITY INTEREST IN CHARLOTTESVILLE PARKING CENTER, INC. (A VIRGINIA CORPORATION)

W. Spencer Connerat III, an owner of 4 shares of Wachovia common stock, dating to the company's stock acquisition of Jefferson Bankshares, Inc., has advised Wachovia that he intends to present the following proposal and supporting statement at the meeting. In accordance with applicable proxy regulations, the proposal and supporting statement, that are presented as received by Wachovia, and for which Wachovia and our board accept no responsibility, are set forth below.

"RESOLVED that Wachovia should diligently add to existing shares of Charlottesville Parking Center, Inc., also known as CPC, a Virginia corporation, until a majority stake of outstanding shares of the same is attained.

Charlottesville Parking Center, Inc. can trace its roots back to 1959, when downtown merchants pooled their resources to buy a parcel of land near Main Street. The C&O Railroad received close to $500,000 in the sale. Now, the one-acre lot which is used for parking is for sale, as is the entire company. The lot almost sold for $8,000,000 last year. This prime property near the pedestrian Downtown Mall is unique. The company also owns land under the roughly 1000-car parking deck situated nearby. The deck is associated with the Water Street Parking Condominium Association, which leases, under a 99-year lease. The revenues from the lot alone were approximately $300,000 last year, and that Water Street Lot is held without encumbrance, in fee simple, forever. In fact, the entire company is debt free, with approximately $3,000,000 of retained earnings. CPC also manages parking for the City of Charlottesville's Market Street Garage facility.

Wachovia became an owner in CPC about a decade ago, due to the acquisitions of two prominent Virginia banks, Jefferson National and Central Fidelity, which held sizeable blocks of stock in the parking enterprise. Wachovia is a substantial minority stockholder of CPC, and has been, for some time. This investment in profitable Virginia real estate is, clearly, in line with our corporate mission; otherwise, we would have liquidated the position long ago. The lot can be sold, or parking can continue to exist, generating revenue and potentially continuing to provide our many Wachovia employees in downtown Charlottesville with reliable parking.

I worked for Jefferson, at 123 E. Main Street – a building now called Wachovia Bank! I filed suit and won a judgment against CPC. I served as a dissident board member of CPC. This is my company, in more ways than one, and I am offering it to Wachovia, out of respect, and in confidence that we will use this gem wisely, and to our corporate favor.

Please ask yourself, 'How do I feel owning appreciating real estate that provides positive cash flow, helps employees and others, and has Monticello as a neighbor?' If you like that feeling, and you understand the mantra of real estate professionals, 'location, location, location,' than vote "FOR" this proposal. Give Wachovia's seasoned and trusted leaders a mandate, and let them take the baton from here. Thank you."

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 12, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Wachovia Corporation
Incoming letter dated November 30, 2007

The proposal relates to a Virginia Corporation

There appears to be some basis for your view that Wachovia may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of Wachovia's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Wachovia omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,



Craig Slivka
Attorney-Adviser

END